UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 21, 2024, Santech Holdings Limited (the “Company”) received a letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that since the Company has not yet filed its Form 20-F for the year ended June 30, 2024 (the “Filing”), it no longer complies with Listing Rule 5250(c)(1) of Nasdaq’s Listing Rules (the “Rules”) for continued listing.

Under Nasdaq’s Rules, the Company has 60 calendar days to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Filing’s due date, or until May 14, 2025, to regain compliance.

The Company is required to submit its plan to Nasdaq no later than January 21, 2025. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearings Panel.

The Company is currently working with its advisers to prepare the Filing or to formulate the requisite plan to regain compliance and intends to submit such Filing or such plan to Nasdaq within the timeframe required under Nasdaq’s Rules.

The Letter has no effect on the listing of the Company’s American depositary shares (“ADSs”) at this time, and the Company’s ADSs will continue to trade on The Nasdaq Global Market under the symbol “STEC.”

Exhibits

99.1	Press release dated November 25, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chief Financial Officer

Date: November 25, 2024